S&W Announces Results for the Third Quarter of Fiscal Year 2013

For Immediate Release

Contact: Robert Blum, Joe Dorame, Joe Diaz   Matthew Szot
Lytham Partners, LLC   Chief Financial Officer
602-889-9700   S&W Seed Company
sanw@lythampartners.com   559-884-2535
www.lythampartners.com   www.swseedco.com

FIVE POINTS, California – May 13, 2013 – S&W Seed Company (Nasdaq: SANW) today announced financial results for its third quarter of fiscal year 2013 ended March 31, 2013.

Third Quarter Fiscal Year 2013 and Other Recent Business Highlights:

- Record third quarter revenues of $4.2 million, an increase of 65% year-over-year;
- Record nine month revenues of $24.6 million, an increase of 84% year-over-year;
- Diversified and increased seed production capabilities through the acquisition of Australian-based Seed Genetics International ("SGI") on April 1, 2013;
- Stronger than anticipated Australian harvest expected to be over 9 million pounds, up from early estimate of 8 million pounds;
- Company increases alfalfa seed production estimates to 18 to 19 million pounds for the calendar 2013 harvest cycles which is significantly up from S&W's prior year organic production of 2.8 million pounds; and
- Company anticipates revenues in the fourth fiscal quarter of 2013 of between $12 and $13 million.

Quarterly Results

For the third fiscal quarter ended March 31, 2013, S&W reported revenues of $4.2 million versus $2.5 million in the comparable period of the prior year, an increase of 65%. Revenues for the quarter from the company's Imperial Valley Seeds ("IVS") operations, where the company has the capability to transact lower margin, non-proprietary alfalfa seed in this seasonally slow quarter for the alfalfa seed industry, were $3.8 million, or 90.4% of total third quarter revenues. Revenues derived from S&W's core proprietary alfalfa seed operations, as well as other seed and crop revenues, were $0.4 million for the quarter as the company focused its sales efforts during the seasonally slow third quarter on limited strategic sales in anticipation of the summer 2013 planting season. Revenues for the nine months ended March 31, 2013 were $24.6 million, an increase of 84%, compared to $13.4 million in the comparable nine month period. S&W did not recognize any revenues from the company's recently completed acquisition of Australian-based, Seed Genetics International ("SGI"), during the third fiscal quarter, as the acquisition closed on April 1, 2013.

Consolidated seed and other crop margin (excluding stevia-related operations) were 8.8% during the quarter compared to 31.4% in the comparable prior year period reflecting the revenue mix of the lower margin IVS related operations which did not occur last year.

Adjusted non-GAAP net loss for the third quarter of fiscal 2013, excluding the stevia impairment charge and acquisition related expenses (See Non-GAAP Adjustments to Income Statement), was $(640,000), or $(0.07) per basic and diluted share, compared to $21,000, or $0.00 per basic and diluted share, in the third quarter of fiscal 2012. Including the stevia impairment charge and acquisition-related expenses, net loss was $(1.9) million, or $(0.21) per basic and diluted share. For the first nine months of fiscal year 2013, adjusted non-GAAP net loss, excluding the stevia impairment charge and acquisition related expenses, was $(163,000), or $(0.02) per basic diluted share, compared to adjusted non-GAAP net income of $986,000, or $0.17 per basic and diluted share, in the comparable nine month period of fiscal 2012.

Adjusted EBITDA, a non-GAAP metric (See Table A), for the third quarter of fiscal 2013 was $(667,000) compared with $175,000 in the third quarter of fiscal 2012. Adjusted EBITDA for the first nine months of fiscal 2013 was $517,000, compared with $1.9 million in the prior year's comparable period.

Stevia

The company's strategy for its stevia operations has been to utilize its research and breeding expertise to develop varieties that can thrive in the state of California, while obtaining attractive taste and yield profiles. Recently, due to weeding control practices, damage to a majority of the fields occurred and we believe it is unlikely that the existing plants will produce the desired levels of leaf that will make it economically viable to continue farming these fields. Stevia plants on the properties in Chowchilla and Los Banos have not emerged from the ground as expected, and we have tentatively concluded that the plants have suffered damage from application of certain herbicides. We are carefully examining the variables related to this year's application of the herbicides and believe that our eventual findings will improve our ongoing research and development of the stevia business. We currently believe that the field in Chowchilla will not produce a commercially viable harvest. We estimate that the Los Banos field has suffered an 80 to 90% loss rate, and expect that we will be able to maintain approximately 20 to 30 acres of stevia production at that site.

Based on our preliminary estimates of the damage to the stevia crops, we recorded an impairment charge of $1,840,209 and $2,140,209 for the three and nine months ended March 31, 2013, respectively. Our harvest of the surviving stevia acreage in Los Banos is expected to occur in August 2013, although the exact timing of the completion of such harvest will depend on the success of our efforts to quantify and mitigate the effects of the herbicides, and on factors such as bloom rate and results of our internal tests, as we continue to evaluate and settle upon best farming practices.

Our efforts are focused on breeding improved varieties of stevia, perfecting our harvesting and milling techniques, and developing our marketing and distribution programs for stevia products. In order to minimize risk going forward, we have decided to delay new commercial replanting until we have optimized our farming methodology and our new stevia varieties under development are ready for production.

Fourth Quarter Outlook

The company expects revenues for the fourth quarter of fiscal 2013 to be between $12 and $13 million, compared to the prior year's fourth quarter of $0.8 million.

Management Discussion

Mark Grewal, president and chief executive officer of S&W Seed Company, commented, "Over the past quarter, we executed on a number of our previously stated strategic goals. We completed the acquisition of SGI, an Australian-based alfalfa seed company, which provides S&W with a geographically diversified and year round production cycle, synergistic sales channels that expand and diversify our reach and strength into several key markets, a strong and established breeding program, and a management team with years of experience. Additionally, we are seeing traction in improving our gross margins on our IVS related operations, which will be a key factor in driving operating profits going forward. I am proud of what the team has accomplished during the quarter in setting the stage for success during the near term and long term in our alfalfa operations and look to continued execution going forward."

Mr. Grewal continued, "Our Australian harvest from Seed Genetics is coming in better than expected. We are increasing our estimate from 8 million pounds of alfalfa seed to over 9 million pounds. As of today, the company anticipates securing alfalfa seed for the spring 2013 and fall 2013 harvest from several sources. Depending upon yields, we are increasing our expectations to have approximately 18 to 19 million pounds of seed available to sell from these various sources, which include S&W, SGI and IVS's proprietary varieties, as well as certified public and non-certified varieties that have historically been a portion of the IVS business model."

Mr. Grewal expanded, "According to the USDA and other industry publications, hay prices continue to be very strong. There are a number of near-term and long-term dynamics that are at play driving these prices. The increasing population growth, one which is demanding a westernized diet, is placing a strain on the agricultural supply chain. We simply need more acres of hay planted to feed the world."

Mr. Grewal commented on the quarterly results, "The third quarter is historically one of the slower sales periods for S&W due to the timing of when hay farmers are looking to plant their crops. We made limited strategic sales of S&W's limited proprietary alfalfa seed inventories during the quarter, and took advantage of the opportunities that were available in the Imperial Valley by selling certain non-proprietary varieties. We have positioned ourselves well for the start of the calendar 2013 alfalfa seed planting season."

Mr. Grewal commented on stevia, "While we are certainly disappointed by the farming issues surrounding our stevia operations, our primary objective for some time now has been to develop stevia germplasm that can combine an improved taste profile with that of plant yield through our breeding program. While we have not yet 'cracked the code' on the stevia, we are obtaining knowledge that should serve us well in the future."

Matthew Szot, chief financial officer of S&W Seed Company, commented, "We continue to effectively utilize the balance sheet to make strategic and synergistic acquisitions that will increase our production and sales capabilities. In January 2013, we completed a public offering of common stock generating net proceeds of $9.4 million, and in March 2013 our Class A Warrants became callable, with exercised warrants generating gross proceeds of $9.8 million, of which $5.2 million was received during the third quarter. Our balance sheet remains strong, allowing us to continue being proactive in expanding the S&W agricultural platform."

Mr. Grewal concluded, "S&W has never been better positioned to take advantage of one of the key agricultural industries that is being beneficially impacted by continued worldwide population growth and the overall decrease in high quality arable land. We have always had leading genetics; however, we now have the production capabilities and sales channels that can bring the highest yielding, non-dormant, alfalfa seed varieties to the world's farmers. I look forward to the future of S&W with great enthusiasm."

Conference Call

S&W Seed Company has scheduled a conference call for today, Monday, May 13, 2013, at 4:30pm ET (1:30pm PT) to review the results. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet webcast, which is available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation #10028602. A webcast replay will be available in the Investor Relations section of the Company's website at http://www.swseedco.com/investors for 30 days.

Non-GAAP Measurements

This press release includes certain financial information which constitutes "non-GAAP financial measures" as defined by the SEC. A full reconciliation of the non-GAAP measures to GAAP can be found in the tables of today's press release. EBITDA and Adjusted EBITDA are supplemental to results presented under accounting principles generally accepted in the United States of America ("GAAP") and may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures are used by management to facilitate period-to-period comparisons and analysis of S&W's operating performance and liquidity. Management believes these non-GAAP measures are useful to investors in trending, analyzing and benchmarking the performance and value of S&W's business. These non-GAAP measures should be considered in addition to, but not as a substitute for, other similar measures reported in accordance with GAAP.

About S&W Seed Company

Founded in 1980, S&W Seed Company is a global agricultural company, headquartered in the Central Valley of California. The company is the largest producer of non-dormant alfalfa seed varieties in the world, with production operations in the San Joaquin and Imperial Valley's of California, as well as in South Australia. The company has worldwide sales and distribution through both a direct sales force as well as dealer-distributors. The company's proprietary varieties are designed to meet the shifting needs of farmers that require high performance in poor and highly saline soil conditions and have been verified over decades of university-sponsored trials. Additionally, the company is utilizing its research and breeding expertise to develop and produce U.S.-based stevia leaf. Stevia is an all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2012, and in other filings made by the Company with the Securities and Exchange Commission.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended March 31,				Nine Months Ended March 31,			
	2013			2012	2013			2012
	GAAP	NON-GAAP Adjustments	Adjusted		GAAP	NON-GAAP Adjustments	Adjusted	
Revenue								
Seed and crop revenue	$ 4,185,976	$	4,185,976	$ 2,533,581	$ 24,115,384	$	24,115,384	$ 12,492,758
Milling and other revenue	22,759		22,759	15,607	498,969		498,969	900,138
Total revenue	4,208,735		4,208,735	2,549,188	24,614,353		24,614,353	13,392,896
Cost of revenue								
Cost of seed and crop revenue	5,657,217	(1,840,209)	3,817,008	1,740,130	23,261,553	(2,140,209)	21,121,344	8,998,932
Cost of milling and other revenue	20,192		20,192	7,514	158,620		158,620	317,335
Total cost of revenue	5,677,409	(1,840,209)	3,837,200	1,747,644	23,420,173	(2,140,209)	21,279,964	9,316,267
Gross profit	(1,468,674)	1,840,209	371,535	801,544	1,194,180	2,140,209	3,334,389	4,076,629
	-35%		9%	31%	5%		14%	30%
Operating expenses								
Selling, general and administrative expenses	1,280,563	(132,536)	1,148,027	633,024	3,096,003	(185,285)	2,910,718	2,102,742
Research and development expenses	69,835		69,835	44,393	275,302		275,302	198,898
Depreciation and amortization	154,423		154,423	64,775	374,572		374,572	201,386
Total operating expenses	1,504,821	(132,536)	1,372,285	742,192	3,745,877	(185,285)	3,560,592	2,503,026
Income (loss) from operations	(2,973,495)	1,972,745	(1,000,750)	59,352	(2,551,697)	2,325,494	(226,203)	1,573,603
Other expense								
Loss on disposal of fixed assets	-		-	(1,830)	-		-	24,532
Interest expense, net	8,804		8,804	4,363	30,901		30,901	12,785
Net income (loss) before income tax expense (benefit)	(2,982,299)		(1,009,554)	56,819	(2,582,598)		(257,104)	1,536,286
Income tax expense (benefit)	(1,109,925)	740,428	(369,497)	36,178	(945,589)	851,489	(94,100)	549,816
Net income (loss)	$ (1,872,374)	1,232,317	$ (640,057)	$ 20,641	$ (1,637,009)	1,474,005	(163,004)	$ 986,470
Net income (loss) per common share:								
Basic	$ (0.21)		$ (0.07)	$ 0.00	$ (0.21)		(0.02)	$ 0.17
Diluted	$ (0.21)		$ (0.07)	$ 0.00	$ (0.21)		(0.02)	$ 0.17
Weighted average number of common shares outstanding:								
Basic	9,087,463		9,087,463	5,800,000	7,898,123		7,898,123	5,800,000
Diluted	9,087,463		9,087,463	5,879,894	7,898,123		7,898,123	5,848,161

Table A

S&W SEED COMPANY
(A NEVADA CORPORATION)
ITEMIZED RECONCILIATION BETWEEN NET INCOME (LOSS) AND NON-GAAP ADJUSTED EBITDA
(unaudited)

| | Three Months Ended March 31, | | | | | Nine Months Ended March 31, | | | | |
| | 2013 | | | 2012 | | 2013 | | | 2012 | |
	GAAP	NON-GAAP Adjustments	Adjusted			GAAP	NON-GAAP Adjustments	Adjusted		
Net income (loss)	$ (1,872,374)	$ 1,232,317	$ (640,057)	$	20,641	$ (1,637,009)	$ 1,474,005	$ (163,004)	$	986,470
Depreciation and amortization	154,423		154,423		64,775	374,572		374,572		201,386
Non-cash stock based compensation	178,851		178,851		49,030	368,812		368,812		116,333
Interest expense, net	8,804		8,804		4,363	30,901		30,901		12,785
Income tax expense (benefit)	(1,109,925)	740,428	(369,497)		36,178	(945,589)	851,489	(94,100)		549,816
Non-GAAP ADJUSTED EBITDA	$ (2,640,221)		$ (667,476)	$	174,987	$ (1,808,313)		$ 517,181	$	1,866,790

Notes to Non-GAAP Adjustments:

Note A: Non-GAAP Adjustments for the three months ended March 31, 2013 include $1,840,209 million pertaining to an inventory impairment charge for the company's stevia operations, $132,536 pertaining to acquisition-related expenses associated with SGI, and a tax adjustment for the exclusion of the aforementioned inventory charges and business combination expenses.

Note B: Non-GAAP Adjustments for the nine months ended March 31, 2013 include $2,140,209 pertaining to inventory impairment charges for the company's stevia operations, $185,285 pertaining to acquisition-related expenses associated with IVS and SGI, and a tax adjustment for the exclusion of the aforementioned inventory charges and business combination expenses.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31, 2013	June 30, 2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 14,075,372	$ 8,235,495
Accounts receivable, net	8,843,523	2,716,985
Inventories, net	3,532,389	6,116,785
Prepaid expenses and other current assets	129,004	138,236
Deferred tax asset	600,347	215,688
TOTAL CURRENT ASSETS	27,180,635	17,423,189
Property, plant and equipment, net of accumulated depreciation	9,679,275	2,441,186
Goodwill	1,402,000	-
Other intangibles, net	5,231,661	606,653
Crop production costs, net	2,642,880	1,098,292
Deferred tax asset - long term	1,029,331	464,375
TOTAL ASSETS	$ 47,165,782	$ 22,033,695
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,701,490	$ 1,141,162
Accounts payable - related parties	2,246,913	307,589
Accrued expenses and other current liabilities	361,758	454,512
Current portion of long-term debt	263,671	-
TOTAL CURRENT LIABILITIES	4,573,832	1,903,263
Non-compete payment obligation, less current portion	200,000	-
Long-term debt, less current portion	2,840,354	-
TOTAL LIABILITIES	7,614,186	1,903,263
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.001 par value; 50,000,000 shares authorized; 10,059,506 issued and outstanding at March 31, 2013; 6,873,000 issued and outstanding at June 30, 2012	10,060	6,873
Additional paid-in capital	40,851,962	19,796,976
Retained earnings (deficit)	(1,310,426)	326,583
TOTAL STOCKHOLDERS' EQUITY	39,551,596	20,130,432
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 47,165,782	$ 22,033,695

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended March 31,	
	2013	**2012**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,637,009)	$ 986,470
Adjustments to reconcile net income (loss) from operating activities to net cash provided by (used in) operating activities		
Stock-based compensation	368,812	116,333
Change in allowance for doubtful accounts	10,445	(3,587)
Stevia inventory impairment charge	2,140,209	-
Depreciation and amortization	374,572	201,386
Loss on disposal of fixed assets	-	24,532
Changes in:		
Accounts receivable	(6,136,983)	(1,271,691)
Inventories	1,616,484	1,526,711
Prepaid expenses and other current assets	9,232	(53,927)
Crop production costs	(2,716,885)	(767,021)
Deferred tax asset	(949,615)	505,316
Accounts payable	560,328	1,405,511
Accounts payable - related parties	1,939,324	159,333
Accrued expenses and other current liabilities	(142,754)	(4,892)
Net cash provided by (used in) operating activities	(4,563,840)	2,824,474
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(7,400,169)	(177,682)
Acquisition of customer list	-	(165,000)
Acquisition of business	(3,000,000)	-
Acquisition of germ plasm	(57,500)	-
Proceeds from disposal of property, plant and equipment	-	6,500
Net cash used in investing activities	(10,457,669)	(336,182)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from sale of common stock in equity offerings	12,876,224	-
Net proceeds from warrant exercises	5,381,137	-
Borrowings of long-term debt	2,669,572	-
Repayments of long-term debt	(65,547)	-
Net cash provided by financing activities	20,861,386	-
NET INCREASE OR (DECREASE) IN CASH	5,839,877	2,488,292
CASH AND CASH EQUIVALENTS, beginning of the period	8,235,495	3,738,544
CASH AND CASH EQUIVALENTS, end of period	$ 14,075,372	$ 6,226,836